Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	10:39 15-Jan-07
Number	5079P
RNS Number:5079P
Wolseley PLC
15 January 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
Wolseley plc confirms that Mr C A S Hornsby, Group Chief Executive, has today increased his shareholding in the Company by 6,509 ordinary shares.
He exercised the under-noted share options under the terms of the Wolseley Share Option Plan 2003 and has retained all such shares issued to him. He has also sold 56,439 ordinary shares at 1313.5 pence per share.

		Exercise price
	No. of options	per share	No. of shares	Date of
Director’s Name	exercised	(in pence)	acquired	acquisition
Mr C A S Hornsby	62,948	743.00p	62,948	15.01.07
As a result of the above transactions, Mr Hornsby now holds 64,237 ordinary shares in the Company.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Mark J White — Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
This information is provided by RNS
The company news service from the London Stock Exchange
END